File No.

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                     --------------------------------------

                                    Form U-1

                             Application/Declaration

                                    Under the

                   Public Utility Holding Company Act of 1935

                      -------------------------------------



                             National Grid Group plc
                               15 Marylebone Road

                                 London NWI 5JD
                                 United Kingdom

                    (Names of companies filing this statement
                  and addresses of principal executive offices)

                    ----------------------------------------

                             National Grid Group plc

                    (Name of top registered holding company)
                    -----------------------------------------

                                Kirk L. Ramsauer
                            Associate General Counsel

                                National Grid USA
                                25 Research Drive

                        Westborough, Massachusetts 01582
                            Telephone: (508) 389-2972
                            Facsimile: (508) 389-3518




                   (Names and addresses of agents for service)


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                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

     Joanne C. Rutkowski
     Markian M. W. Melnyk
     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
     1875 Connecticut Ave., N.W.
     Washington, D.C.  20009-5728
     Telephone: (202) 986-8000
     Facsimile: (202) 986-8102

     National Grid Group plc ("National Grid"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files this Form U-1 Declaration (the "Declaration") for approval to solicit the proxies of the holders of common stock of National Grid.

Item 1.  Description of the Proposed Transaction

     A.   The National Grid-Niagara Mohawk Merger Agreement

     National Grid, certain of its subsidiaries, and Niagara Mohawk Holdings, Inc., a New York public utility holding company exempt from registration under
Section 3(a)(1) of the Public Utility Holding Company Act of 1935 (the "Act"), have entered into an Agreement and Plan of Merger, and Scheme of Arrangement, dated as of September 4, 2000 (the "Merger Agreement"), pursuant to which two transactions will be effected. In the first, New National Grid Limited ("Newco") will become a new holding company over National Grid with a share-for-share exchange of the outstanding common stock of National Grid for Newco stock (the "Scheme"). In the second transaction, a wholly owned direct subsidiary of Newco, Grid Delaware, Inc. ("Merger Sub"), will combine with and into Niagara Mohawk, with Niagara Mohawk as the surviving corporation (the "Merger"). Newco will be renamed National Grid plc as part of the Scheme.1

     On September 5, 2000, National Grid and Niagara Mohawk jointly issued a press release announcing the proposed Merger and Scheme.2


--------
1 See Agreement and Plan of Merger and Scheme of Arrangement by and among National Grid Group plc, Niagara Mohawk Holdings, Inc., New National Grid Limited, and Grid Delaware, Inc., dated as of September 4, 2000 ("Merger Agreement").

2    Exhibit B-1.
--------


     B.   Extraordinary General Meeting

     Pursuant to the terms of the Merger Agreement, National Grid will schedule an Extraordinary General Meeting ("EGM") and seek to obtain the affirmative vote of a majority of the holders of National Grid's outstanding common stock who are present and entitled to vote at the EGM to approve the Merger (although if a poll is held a simple majority of votes cast must support the resolution to approve the Merger). The Merger is subject to a number of conditions, including the approval of the Commission under the Act and other regulatory approvals. A second EGM will be held shortly prior to the closing of the Merger to approve the Scheme.

     C.   National Grid Circular

     National Grid currently intends to mail definitive proxy materials to its shareholders at least 17 days prior to the EGM. The meeting is tentatively scheduled for January 31, 2001. Accordingly, National Grid respectfully requests that the Commission grant it authority to provide its shareholders with such proxy materials (the "Solicitation") on or before December 22, 2000. At a later date, National Grid will submit a filing on Form U-1 requesting authority to consummate the Merger and related transactions.

Item 2.  Fees, Commissions and Expenses.

     The estimate of the approximate amount of fees and expenses payable in connection with the proposed Solicitation is as follows: (to be filed by amendment).

Item 3.  Applicable Statutory Provisions.

     Section 12(e) of the Act provides that any solicitation of any proxy regarding any security of a registered holding company shall be unlawful if made in contravention of such rules as may be promulgated by the Commission. This Declaration is being filed pursuant to Rule 62, which provides generally that no solicitation shall be made except pursuant to a Declaration with respect to such solicitation which has become effective.

Item 4.  Regulatory Approval.

     The UK securities regulator, the UK Listing Authority, will review the disclosure in the Circular. No state regulatory authority and no Federal regulatory authority, other than the Commission under the 1935 Act, has jurisdiction over the proposed Solicitation.

Item 5.   Procedure.

     (a) To enable National Grid to distribute solicitation materials for proxies in a timely fashion, it is requested that the Commission issue and publish, not later than December 22, 2000, a notice with respect to the filing of this Declaration and, concurrently therewith, that the Commission enter an appropriate order granting and permitting this Declaration to become effective.

     (b) No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6. Exhibits and Financial Statements

(a)  Exhibits.

Exhibit B-1         Press Release  (incorporated by reference to National Grid's
                    Form 425 dated September 5, 2000, File No. 1-2987).

Exhibit B-2         Merger  Agreement  (incorporated  by  reference  to  Niagara
                    Mohawk's  Form  8-K  dated  September  13,  2000,  File  No.
                    000-25595).

Exhibit B-3         Draft Circular (to be filed  separately  under  confidential treatment request pursuant to Rule 104(b)).

Exhibit I-1         Form of Notice

Item 7.  Environmental Effects.

     The proposed Solicitation does not involve major Federal action having a significant effect on the human environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed Solicitation.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    October 16, 2000             NATIONAL GRID GROUP plc


                                      By: /s/ Jonathan M.G. Carlton

                                      Jonathan M.G. Carlton
                                      Vice President and Director of
                                      Regulatory Research
                                      National Grid USA


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                                  Exhibit Index


Exhibit I-1       Form of Notice

Exhibit I-1
                                 Form of Notice

National Grid Group plc

SECURITIES AND EXCHANGE COMMISSION
Release No. 35-_____, 70-        .
           __, 2000

Order Authorizing Proxy Solicitation

     National Grid Group plc ("National Grid"), a registered holding company, has filed a declaration with this Commission under section 12(e) of the Public Utility Holding Company Act of 1935, as amended ("Act") and rule 62(d) thereunder.

     National  Grid,  certain of its  subsidiary  companies,  and Niagara Mohawk
Holdings, Inc., a New York public utility holding company exempt from registration under section 3(a)(1) of the Act, have entered into an Agreement and Plan of Merger and Scheme of Arrangement, dated as of September 4, 2000 (the "Merger Agreement"), pursuant to which two transactions will be effected. In the first, New National Grid Limited ("Newco") will become a new holding company over National Grid with a share-for-share exchange of the outstanding common stock of National Grid for Newco stock (the "Scheme"). In the second transaction, a wholly owned direct subsidiary of Newco, Grid Delaware, Inc., will combine with and into Niagara Mohawk, with Niagara Mohawk as the surviving corporation (the "Merger"). Newco will be renamed National Grid plc as part of the Scheme.

     National Grid seeks authorization to solicit proxies from holders of its outstanding ordinary shares to obtain shareholder approval of the Merger at an Extraordinary General Meeting of shareholders tentatively scheduled for January 31, 2001. National Grid states that the affirmative vote of a majority of the holders of National Grid's outstanding ordinary shares who vote is required to approve the Merger (although if a poll is held, a simple majority of the votes cast must support the resolution to approve the Merger). National Grid further states that it intends to submit a filing with the Commission at a later date requesting authority to consummate the Merger and related transactions. A second Extraordinary General Meeting will be held shortly before the closing of the Merger to approve the Scheme.

     It  appears  to  the  Commission   that  the   declaration   regarding  the
solicitation  of proxies  should be  permitted  to become  effective  under rule
62(d).

     Fees, commissions and expenses to be incurred in connection with the transactions described in the declaration are expected not to exceed _____. National Grid states that no state or federal commission, other than this Commission, has jurisdiction over the proposed transactions.

     IT IS ORDERED, under the applicable provisions of the Act and rules under the Act, that the declaration is permitted to become effective immediately, subject to the terms and conditions contained in rule 24 under the Act.